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                                   EXHIBIT 20
                                   ----------
                                 Contact:   Donald A. DeSantis
                                            Senior Vice President, Chief
                                            Financial Officer and Treasurer
                                            (203) 731-2306

         FIRST BRANDS COMPLETES ACQUISITION OF THE NATIONALPAK BUSINESS
         --------------------------------------------------------------
                          IN AUSTRALIA AND NEW ZEALAND
                          ----------------------------
         Danbury, CT, March 19, 1997 - First Brands Corporation (NYSE:FBR) announced today that it has completed its acquisition of the NationalPak business in Australia and New Zealand from National Foods Limited, effective March 14, 1997. The NationalPak business manufactures and markets consumer products such as plastic wrap and bags, aluminum foil and household wiping cloths under the GLAD, CHUX, OSO, MONO AND ROTA brand names.

         The purchase price of the business was A$206 million, or approximately US$160 million. Sales for these businesses during the last twelve months were approximately A$159 million (US$123 million).

         William V. Stephenson, Chairman, President and CEO of First Brands commented that, "the NationalPak business is an excellent consumer products company with a committed management team, great brands and strong market shares.

         Strategically for First Brands this acquisition brings those geographic areas where we did not own the GLAD brand into the family, and provides us the platform to introduce other household products and possibly do further acquisitions in Australia and New Zealand.

         We believe we can add value to this business by sharing  technology and
information,   as  well  as  marketing  additional  household  products  through
NationalPak's distribution system.


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         The  acquisition  involved  several First Brands  subsidiaries  and was financed with bank borrowings in North America, Australia and New Zealand. The acquisition is not expected to have any significant effect on consolidated earnings during the remainder of fiscal 1997.

         First Brands Corporation develops, manufactures, markets and sells leading consumer products sold under the GLAD, GLAD-LOCK, STP, SCOOP AWAY, JONNY CAT, EVER CLEAN, EVER FRESH, HEARTHSIDE AND STARTERLOGG brand names.

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